UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road,

Weifang, Shandong,

People’s Republic of China, Postal Code: 261061

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits Index

Exhibit No.	Description

99.1	Press release dated July 28, 2021 – Fuwei Films (Holdings) Co., Ltd. (“Fuwei”) Announcement to Hold Extraordinary General Meeting on August 26, 2021.
99.2	Notice of Extraordinary General Meeting of Fuwei.
99.3	Form of Proxy for the Extraordinary General Meeting of Shareholders of Fuwei.
99.4	Amendment to the Securities Purchase Agreement dated July 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 28, 2021

FUWEI FILMS (HOLDING) CO., LTD.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer